SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated March 27, 2003

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated March 26, 2003 announcing STMicroelectronics N.V.'s acquisition of Proton World International, a smart card software company.

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                  [STMicroelectronics Logo] [GRAPHICS OMITTED]

                                  PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                                COMUNICATO STAMPA
                                PRESSEINFORMATION

PR No. C1305M

          STMicroelectronics Announces Acquisition in Smart Card Arena

            ST increases its system know-how for smart cards with the
        acquisition of e-purse pioneer and multi-application smart card developer Proton World International

Geneva, March 25, 2003 - STMicroelectronics (NYSE: STM), the world's second largest supplier of smart card chips, today announced the acquisition of Proton World International (PWI), a leading smart card software company that specializes in high-security, payment and identification smart card systems and has developed an extensive network throughout the financial services and banking sectors.

The acquisition will significantly increase ST's smart card system know-how, particularly in the key banking and financial fields. The addition of this software expertise will fully complement ST's leading-edge smart card chip technology and is in line with the Company's highly successful and long-standing System-on-Chip approach.

Based in Belgium, PWI has approximately 90 employees and develops smart card system software (card OS, middleware and application software), especially for e-purse, EMV (Europay/Mastercard/Visa) debit/credit cards, PKI (Public Key Infrastructure) security, and data management applications. This software, together with PWI's well-recognized capabilities in specification and certification, is an essential ingredient in a wide range of current and potential smart card applications and having this expertise in-house will significantly strengthen ST's presence and offering in these markets.

"This acquisition is a response to growing customer demand, especially in emerging markets, for comprehensive systems solutions. In addition, banking and other financial applications have particularly challenging demands for security and interoperability, making a systems approach increasingly necessary," said Maurizio Felici, Group Vice-President and General Manager of ST's Smart Card Division. "We are delighted that we are gaining world-class engineers due to this acquisition. As a world leader and pioneer in smart card systems and software for e-payment applications, the know- how of PWI will not only significantly extend our ability to meet the most demanding requirements today, but will also allow us to propose to our customers even more innovative solutions in the future."

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"Proton World and ST already share a history of successful business relationships, so we are confident that as a result of this acquisition, ST will rapidly be able to offer the smart card industry many more exciting new opportunities. Our customers will appreciate the advantages it brings to them when their regular smart card technology supplier becomes part of a global multi-national company: not only does it guarantee full continuation of ongoing and planned customer projects based on the Proton technologies, but it opens perspectives for all parties to remain at the forefront of technical developments in the field of multi-application smart cards," said Armand Linkens, CEO of Proton World International.

The transaction between ST and ERG Group includes a cash consideration of
(euro)37 million for the purchase of PWI, plus a business-related consideration for up to 10 years, and is expected to close in the second quarter of 2003. Additionally, ST and ERG Group, an Australian-based company and leader in transit and transport applications and current owner of PWI, will enter into a long-term business relationship through a technology license agreement and will work together in the deployment of PWI's technology in transit applications worldwide.

"In addition to ST's reinforced presence in the financial and banking segments brought by the acquisition of PWI, the strong relationship we are building with ERG Group through this transaction will provide opportunities for ST to further develop its presence in transit smart card applications with a partner that is well recognized in this field," added Maurizio Felici.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.

For further information please contact:

Media Relations                         Investor Relations

Maria Grazia Prestini                   Benoit de Leusse
Director, Corporate Media Relations     Investor Relations Manager, Europe
STMicroelectronics                      STMicroelectronics
Tel: +41.22.929.6945                    Tel: +33.4.50.40.24.30

Lorie Lichtlen / Nelly Dimey            Nicole Curtin / Jean-Benoit Roquette
Financial Dynamics                      Financial Dynamics
Paris Tel: +33.1.47.03.68.10            Paris Tel: +33.1.47.03.68.10

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2003                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer